FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 10, 2004

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_         )

Enclosure:  Press Release dated November 10, 2004

		Buhrmann NV
		For more information,
		please contact:
		Buhrmann Corporate Communications
		Ewold de Bruijne
		Telephone +31 (0)20 651 10 34
PRESS RELEASE		ewold.de.bruijne@buhrmann.com

Date	10 November 2004	Analysts / investors can contact:
Number	017	Buhrmann Investor Relations
		Carl Hoyer
		Telephone +31 (0)20 651 10 42
		carl.hoyer@buhrmann.com

BUHRMANN REPORTS IMPROVEMENT OF RESULTS IN THIRD QUARTER

•                      Operating profit (EBITAE) from ongoing operations increased 33% at constant exchange rates; up 23.5% at actual rates including negative currency effects

•                      Positive trend in added value growth fuelled by continued successful execution of key strategic initiatives regarding private brands, facility products and preferred suppliers

•                      Total organic sales up 1%; Global office products organic sales up 2%

•                      Net profit* per share (fully diluted) increased to EUR 0.14; net profit* up to EUR 29.4 million

KEY FIGURES

	3rd quarter (excluding Paper Merchanting)				3rd quarter (including Paper Merchanting)
amounts in EUR million	2004	2003	change in EUR	change at constant rates	2004	2003	change in EUR	change at constant rates
Net sales	1,348.4	1,404.2	-4.0%	1.2%	1,348.4	2,053.3	-34.3%	-30.8%
Added value	363.3	367.2	-1.1%	4.3%	363.3	468.6	-22.5%	-18.2%
EBITAE**	48.9	39.6	23.5%	33.0%	48.9	52.6	-6.9%	-0.2%
Net profit*					29.4	6.2
Net result					15.3	-6.1
Net profit* per ordinary share (fully diluted) in euro					0.14	0.03

* Net profit on ordinary operations before amortisation of goodwill and exceptional items

** Earnings Before Interest, Tax, and Amortisation (of goodwill) and Exceptional items (see also remarks under Accounting Policies)

CEO’s STATEMENT

Commenting on third quarter performance, Buhrmann President and CEO Frans Koffrie said: “We are pleased with the results we have delivered in the third quarter of 2004. Our sustained and strong competitive position as a single-source supplier with a clear focus on business-to-business distribution has allowed us to expand our business, especially in the large accounts market segment. It is encouraging to see a gradual improvement in office products sales in North America. Furthermore, the overall positive trend in added value growth has been boosted by the continuing implementation of our strategic initiatives. We are confident that the implementation of these initiatives will allow us to continue growing sales and earnings.”

STRATEGIC INITIATIVES FUEL INCREASE IN PROFITABILITY

Strong private brand and facility product sales, a continued concentration on sourcing from preferred suppliers and increased productivity gave rise to the 25% increase, at constant exchange rates, in third quarter operating profit (EBITAE) of our global office products operations.

Global office products sales increased 2% at constant exchange rates, reflecting improving sales in North America as well as the weak market conditions in a number of European countries. As a result of the strategic initiatives, the added value of our global office products operations increased by 5% at constant exchange rates. Operating profit (EBITAE) as a percentage of net sales of our global office products operations improved to 4.4% from 3.6% a year ago. The return on capital employed for global office products increased from 22.9% in Q3 2003 to 30.3%.

ROLL-OUT OF PRIVATE BRANDS AND FACILITY PRODUCTS WELL UNDER WAY

Over the last year we have introduced a new range of 1,600 private brand products in North America, where private brands account for 18% of our office products sales. In Europe sales of private brands now account for 22% of our office products sales. In addition, the Office Products North America Division continued to achieve double-digit growth in sales of facility products, broadening our assortment.

INCREASED SALES TO LARGE ACCOUNT CUSTOMERS

We see the spend on office products per white-collar worker stabilising in North America. Sales to our existing large account customers further increased as a result of our successful initiative to extend the product range. While our cost-saving procurement solutions and broad product offering allow us to continue to meet and exceed requirements of large institutions in particular, we continue to improve our marketing, sales and service models for the mid-market. Mid-market sales are currently below our expectations, but we are confident that the investments we are making will help us drive sales.

LOOKING AHEAD

Profitable sales growth remains our key priority. We believe that our strategic initiatives are making an important difference in this respect and we are encouraged by the successes we have already achieved this year.

We see continued, steady improvement in market conditions in North America, while in Europe we expect to see the positive results of measures to enhance the performance of our organisation over time.

We expect continued available positive cash flow in the fourth quarter of 2004 and we accordingly reiterate our forecast that full year 2004 available cash flow will be positive.

At the current exchange rates, we expect amortisation of goodwill of about EUR 45 million, and depreciation of about EUR 85 million for the full year. The effective tax rate for 2004 on earnings before tax, amortisation of goodwill and exceptional items (EBTAE) is expected to be below 10%. Capital expenditure will be around EUR 70 million for 2004.

Note to editors

A live audio web cast of the conference call for analysts starting at 10 a.m. CET today can be heard via www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”. It is also possible to listen to the proceedings of the analyst conference call via telephone number: +31 (0)45 631 69 15

The analyst presentation is also available via www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”.

Financial calendar:

Publication of full year results 2004	- 9 February 2005
Annual General Meeting of Shareholders	- 14 April 2005
Publication of first quarter results 2005	- 3 May 2005

INVESTOR INFORMATION
APPENDIX TO THE THIRD QUARTER 2004 EARNINGS PRESS RELEASE

PERFORMANCE ANALYSIS - THIRD QUARTER 2004 VS. THIRD QUARTER 2003

	North America			Europe/Australia			Total Office Products			Graphic Systems
amounts in EUR millions	third quarter 2004	change in Euro	change at constant rates	third quarter 2004	change in Euro	change at constant rates	third quarter 2004	change in Euro	change at constant rates	third quarter 2004	Change in Euro
Net sales	899.3	-5.9%	1.8%	364.3	2.0%	1.7%	1263.6	-3.7%	1.8%	84.8	-7.7%
Added value (AV)	242.3	-2.7%	5.3%	101.2	4.6%	4.3%	343.5	-0.7%	5.0%	19.8	-6.8%
EBITAE*	42.2	11.6%	20.8%	13.5	43.2%	44.0%	55.7	17.9%	25.4%	-2.7	-10.7%
Av. Cap. Empl.	562.3	-11.8%	-5.6%	173.9	-7.3%	-7.3%	736.2	-10.8%	-6.0%	116.9	-7.7%
Ratios
AV/net sales	26.9%			27.8%			27.2%			23.3%
EBITAE/net sales	4.7%			3.7%			4.4%			-3.2%
EBITAE/Av.Cap.Empl.	30.0%			31.1%			30.3%			-9.3%

* Earnings before Interest, Tax, Amortisation (of goodwill) and Exceptional items (see also the remarks under Accounting Policies)

Sales of our global office products operations were 1.8% higher at constant exchange rates, reflecting the positive trend in sales in both the North American Division and the European/Australian Divisions. While our customers benefit from the competitive pricing, the success of our private brands and preferred suppliers initiatives is also reflected in the significant increase in added value. As we continue to drive efficiency throughout the supply chain and help our customers to reduce procurement costs, the increased usage of our eCommerce solutions has helped to grow the proportion of sales processed through the Internet to 36% of our global office products sales.

NORTH AMERICA DIVISION
HIGHER VOLUMES, BETTER MARGINS, HELPED BY ROLLOUT OF NEW PRIVATE BRANDS

Market conditions in North America are improving gradually and our competitive position continues to strengthen. Employment numbers are showing a positive trend in the service industry and government sector and demand for office space is on the rise. Across our customer base we note that spend on office supplies per white-collar worker has stabilised.

We are encouraged by the progress made in terms of driving sales and profitability. The Division’s third quarter operating profit (EBITAE) increased by 21% at constant rates. Overall third quarter organic growth for the division was 3%, with organic sales for office products at the same level as last year. Adjusted for the private brands substitution effect, organic growth for office products was 2%, driven by increased sales to existing large account customers and new account wins. Our main margin enhancement initiatives, the private brands introduction and the preferred supplier programme, are progressing well. Sales of private branded products now represent 18% of the Division’s total sales. In addition, the success of our current product line extension initiative is underlined by the continued double-digit sales increase in facility products.

The implementation of our key strategic initiatives, detailed earlier in this release, is on schedule. Over the last 12 months we have introduced 1,600 private brand products to our offering. All our warehouses have been stocked with private brand products and we introduced our main 2005 catalogue, as well as our private brands catalogue in September. Customer visits to introduce the new items are now taking place as part of our conversion programme. In addition, the private brands initiative also helps us to consolidate the number of suppliers with whom we work as part of our preferred suppliers programme. As we remain committed to lowering our customers’ total procurement costs, we also continue to focus on our eCommerce and eProcurement capabilities. In order to retain the customers we win in the mid-market segment and drive sales, we are investing in Integrated Sales Teams within our various divisions.

ASAP Software reported third quarter sales of EUR 168.0 million (USD 205.2 million), compared to EUR 163.6 million (USD 184.4 million) in 2003. Added value increased 17% at constant rates to EUR 15.8 million (USD 19.3 million). Operating profit (EBITAE) was EUR 5.4 million (USD 6.6 million) in the third quarter of 2004 versus EUR 4.5 million (USD 5.0 million) the previous year.

EUROPE/AUSTRALIA DIVISION
INTERNAL MEASURES IMPROVE PROFITABILITY OF EUROPEAN OPERATIONS

Whilst the combined Office Products Europe and Australia Divisions reported a 1% decline in organic growth, operating profit (EBITAE) rose, resulting in a 43% increase to EUR 13.5 million.

Third quarter results of the Office Products Europe Division are encouraging, despite the fact that market conditions remained weak in a number of European countries, hampering our sales performance in some of our larger markets. Private brands now account for 22% of European office products sales. Internal measures are contributing to the improvement in the performance of the Division.

Weak copier and furniture sales in Germany and our withdrawal from unprofitable wholesale activities in the Benelux were the main factors causing the decline in third quarter sales in Europe. The office supplies activities in Germany continued to win market share. With the reorganisation of the copier operations on schedule, best practices employed by our successful Veenman document automation business are progressively being implemented in Germany.

Steadily improving sales through the quarter confirm the turnaround in the UK as a result of management actions. Elsewhere in Europe, notable improvements in performance were achieved in France and Ireland. Corporate Express France has extended is regional distribution network and is benefiting from it’s nationwide coverage, fulfilling a basic qualification for participation in large tender offers. In addition to other product lines, Corporate Express Ireland is reporting success in growing its furniture business.

General economic circumstances in Australia remain favourable. The company continued to leverage successfully its single-source supplier strategy.

GRAPHIC SYSTEMS

POSITIVE ORDER-INTAKE TREND WILL BENEFIT 2005 SALES AND EARNINGS

While macro-economic circumstances are still delaying a recovery, the lowest point of the cycle seems to have passed. The year-on-year comparison of the order intake improved in the third quarter, turning positive for the first time since March 2001. However, because of the longer production time needed for the newest models of Heidelberg printing presses, most recently ordered machines will not be ready for delivery in 2004. We therefore expect fourth quarter 2004 operating profit to be around break-even.

While machine sales decreased year-on-year, sales of services, supplies and spare parts increased. Capitalising on its leading position as a total solution provider to commercial printers, the Division has successfully increased sales volumes in printing supplies. In addition, higher service sales resulting from more efficient planning and control regarding these activities also contributed to the bottom-line result.

The transfer of the Digital Print activities to Nexpress was effectuated per the end of October, contributing to the reduction in working capital and the number of FTEs.

CASH FLOW AND FINANCING

At the end of the third quarter Buhrmann deconsolidated the remaining part of the outstanding 12¼% senior subordinated notes due 2009 and the cash required to fully redeem the bonds on 1 November 2004. The related exceptional financing costs were EUR 3.2 million, while the transaction also resulted in an exceptional tax gain of EUR 1.2 million.

Available cash flow generated in the third quarter was EUR 4.3 million. We incurred an outflow of working capital of EUR 27.6 million, partly related to an inventory build-up for the fourth quarter and the full launch of our North American private brands product range in September. Average working capital as a percentage of sales (on a rolling four-quarter basis) improved to 9.6% from 10.9% a year ago.

Interest cover (EBITDA / cash interest) on a rolling four-quarter basis improved to 4.0 times.

At 30 September, interest-bearing net debt amounted to EUR 857.9 million. Interest-bearing net debt as a percentage of equity was 55.3%.

HOLDINGS

The third quarter operating result (EBITAE) reported under ‘Holdings’ was EUR 4.1 million negative (third quarter 2003: EUR 5.2 million negative).

OTHER INFORMATION

 Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2004. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

•                  Exceptional items – during the course of a year, certain events take place that may be viewed as part of a company’s normal business operations. These events however, have unique characteristics that set them apart from the company’s standard day-to-day operations, these events may be so infrequent and of such a size that reporting them as exceptional items provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as restructurings are so large and impact the company’s operations and cost structure so significantly, that reporting them as exceptional items aims to clarify the effect of these decisions on the results of operations. In order to increase transparency these events have been separately disclosed as exceptional results

•                  Revenue recognition (for equipment sales of the Graphic Systems Division) – Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) from 2003 onwards the equipment sales are recorded after installation, instead of at delivery.

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division

•                  Non-GAAP measures: Figures are often presented before exceptional items and where applicable before amortisation and impairment of goodwill. These figures are regarded by Buhrmann as key performance indicators increasing the transparency of the reporting.

The figures included in this report were not audited by the external accountant.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	3rd quarter			January - September
	2004	2003	change	2004	2003	change

Net sales	1,348.4	2,053.3	(34.3)%	4,118.2	6,342.6	(35.1)%
Cost of sales			(37.8)%			(38.3)%
	(985.0)	(1,584.7)		(3,018.0)	(4,895.0)
Added value	363.3	468.6	(22.5)%	1,100.2	1,447.6	(24.0)%
Operating costs			(24.5)%			(26.5)%
	(293.8)	(389.2)		(887.9)	(1,207.3)
Exceptional operating results	—	0.6		—	56.5
EBITDA	69.6	80.0	(13.1)%	212.3	296.8	(28.5)%
Depreciation			(23.5)%			(22.1)%
	(20.6)	(27.0)		(62.2)	(79.9)
EBITA	48.9	53.0	(7.7)%	150.1	217.0	(30.8)%
Amortisation of goodwill			(10.3)%			(12.6)%
	(11.6)	(12.9)		(34.1)	(39.0)
Operating result (EBIT)	37.3	40.1	(6.9)%	116.0	177.9	(34.8)%

Net financing costs	(16.5)	(41.4)		(52.9)	(132.6)

Exceptional financing costs	(3.2)	—		(32.9)	—

Result on ordinary operations before tax	17.7	(1.3)		30.2	45.3

Taxes	1.1	(1.5)		6.2	(0.1)

Exceptional tax items	1.2	—		18.8	30.0
Other financial results	—	0.6		(0.1)	0.6

Exceptional other financial results	(0.6)	—		2.3	7.3

Minority interests	(4.1)	(4.0)		(12.3)	(9.8)

Net result on ordinary operations	15.3	(6.1)		45.1	73.4

Extraordinary result net	—	—		—	—
Net result	15.3	(6.1)		45.1	73.4

Net profit on ordinary operations before amortisation of goodwill	26.9	6.8		79.2	112.5

Net profit on ordinary operations before amortisation of goodwill and exceptional items	29.4	6.2		91.0	18.7

Ratios
Added value as a % of net sales	26.9%	22.8%		26.7%	22.8%
EBITDA as a % of net sales	5.2%	3.9%		5.2%	4.7%
EBITA as a % of net sales	3.6%	2.6%		3.6%	3.4%
EBIT as a % of net sales	2.8%	2.0%		2.8%	2.8%

Ratios, excluding exceptional operating costs / income (“E”)
Added value as a % of net sales	26.9%	22.8%		26.7%	22.8%
EBITDAE as a % of net sales	5.2%	3.9%		5.2%	3.8%
EBITAE as a % of net sales	3.6%	2.6%		3.6%	2.5%
EBITE as a % of net sales	2.8%	1.9%		2.8%	1.9%

NET RESULT PER SHARE FULLY DILUTED

in millions of euro

	3rd quarter		January - September
	2004	2003	2004	2003

Net result from ordinary operations	15.3	(6.1)	45.1	73.4
Interest convertible bond	0.6	—	1.8	—
Dividend preference shares A	(2.8)	(2.8)	(8.4)	(8.4)
Net result on ordinary operations for ordinary shares	13.1	(8.9)	38.5	65.0
Add back: amortisation of goodwill	11.6	12.9	34.1	39.0
Total (before amortisation of goodwill)	24.7	4.0	72.6	104.1

Average number of ordinary shares basic (x 1,000)	137,595	136,177	136,880	134,145
Options	904	588	904	588
Conversion preference shares C	37,315	24,023	37,315	24,023
Convertible bond	13,669	—	13,669	—
Average number of ordinary shares fully diluted (x 1,000)	189,483	160,788	188,768	158,756

Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.13	0.03	0.38	0.66

Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill and exceptionals	0.14	0.03	0.45	0.07

CONSOLIDATED CASH FLOW STATEMENT

in millions of euro

	3rd quarter		January - September
	2004	2003	2004	2003

EBITDA	69.6	80.0	212.3	296.8
Additions to / (release of) provisions	1.6	4.6	2.7	9.6
Operating result on a cash basis	71.2	84.6	215.0	306.4

(Increase) / decrease in inventories	(15.7)	16.9	20.0	26.4
(Increase) / decrease in trade receivables	32.8	57.2	21.1	153.8
Increase / (decrease) in trade creditors	(42.3)	(73.5)	(87.0)	(168.8)
(Increase) / decrease in other receivables and liabilities	(2.4)	29.5	20.5	54.1
(Increase) / decrease in working capital	(27.6)	30.1	(25.4)	65.5

Financial payments	(12.9)	(36.5)	(50.7)	(102.2)
Tax payments	(1.4)	(4.5)	(14.2)	(13.8)
Other operational payments	(6.2)	(17.3)	(17.5)	(50.6)
Cash flow from operational activities	23.1	56.4	107.2	205.3
Investments in tangible fixed assets	(12.9)	(19.7)	(41.3)	(60.0)
Acquisitions, integration and divestments	(5.9)	(3.7)	(21.3)	2.3
Available cash flow	4.3	33.0	44.6	147.6
Cash flow from financing activities	(104.8)	(25.5)	(129.7)	(98.3)
Net cash flow	(100.5)	7.5	(85.1)	49.3

CONSOLIDATED BALANCE SHEET

in millions of euro

	30 September		31 December
	2004	2003	2003

Fixed assets	2,165.1	2,666.1	2,172.1
Current assets, inventories of trade goods	406.4	626.8	423.0
Current assets, trade receivables	725.9	1,287.0	736.2
Current assets, other receivables	197.1	245.3	199.8
Cash	56.6	60.9	145.4
Total assets	3,551.3	4,886.2	3,676.5

Shareholders’ equity	1,497.5	1,759.1	1,436.5
Other group equity	54.8	49.8	48.2
Group equity	1,552.3	1,808.8	1,484.7

Provisions	252.9	307.3	274.3
Long-term loans	881.2	1,378.0	948.7
Current liabilities, interest bearing	33.4	181.0	33.0
Current liabilities, trade creditors	562.5	847.3	643.6
Current liabilities, other not interest bearing	268.9	363.8	292.0
Total liabilities	3,551.3	4,886.2	3,676.5

Working capital	508.0	996.1	471.5
Capital employed	2,220.3	3,189.2	2,206.4
Interest-bearing net-debt	857.9	1,498.1	836.3

FINANCIAL RATIOS

	30 September		31 December
	2004	2003	2003

Interest cover (EBITDAE / Cash interest) 4 quarterly rolling	4.0	2.2	2.2
Interest cover (EBITDA / Cash interest) 4 quarterly rolling	4.0	2.6	2.6
Group equity in % of total assets	43.7%	37.0%	40.4%
Interest-bearing net debt in % of group equity	55.3%	82.8%	56.3%

EQUITY PER SHARE

	30 September		31 December
	2004	2003	2003

Basic number of ordinary shares outstanding (x 1,000)	137,595	136,177	136,177
Basic shareholders’ equity per share (in euro)	6.34	8.50	6.09

Fully diluted number of ordinary shares outstanding (x 1,000)	189,484	160,895	186,155
Fully diluted shareholders’ equity per share (in euro)	7.55	9.81	7.36

EQUITY RECONCILIATION

	30 September		31 December
	2004	2003	2003

Shareholders’ equity at the start of the reporting period	1,436	1,769	1,769
Net result year to date	45	73	(132)
Dividend ordinary shares for 2002	—	(4)	(4)
Dividend ordinary shares for 2003	(4)	—	—
Net proceeds issue ordinary shares	5	6	6
Accrual dividend preference shares A 2003	—	—	(11)
Translation differences	16	(85)	(192)
Shareholders’ equity at the end of the reporting period	1,498	1,759	1,436

FIGURES PER DIVISION

NET SALES

in millions of euro

	3rd quarter			January - September
	2004	2003	change	2004	2003	change

Office Products North America	899.3	955.3	(5.9)%	2,727.5	2,972.8	(8.3)%
Office Products Europe / Australia	364.3	357.1	2.0%	1,109.6	1,093.1	1.5%
Graphic Systems	84.8	91.8	(7.7)%	281.1	258.6	8.7%
Buhrmann excluding Paper Merchanting	1,348.4	1,404.2	(4.0)%	4,118.2	4,324.5	(4.8)%
Paper Merchanting	—	649.1		—	2,018.0	(100.0)%
Buhrmann	1,348.4	2,053.3	(34.3)%	4,118.2	6,342.6	(35.1)%

ADDED VALUE

in millions of euro

	3rd quarter			January - September
	2004	2003	change	2004	2003	change

Office Products North America	242.3	249.1	(2.7)%	723.5	774.8	(6.6)%
Office Products Europe/Australia	101.2	96.8	4.6%	310.2	293.1	5.8%
Graphic Systems	19.8	21.2	(6.8)%	66.7	60.1	10.9%
Buhrmann excluding Paper Merchanting	363.3	367.2	(1.1)%	1,100.2	1,128.0	(2.5)%
Paper Merchanting	—	101.4		—	319.6	(100.0)%
Buhrmann	363.3	468.6	(22.5)%	1,100.2	1,447.6	(24.0)%

ADDED VALUE as a % of NET SALES

	3rd quarter		January - September
	2004	2003	2004	2003

Office Products North America	26.9%	26.1%	26.5%	26.1%
Office Products Europe / Australia	27.8%	27.1%	28.0%	26.8%
Graphic Systems	23.3%	23.1%	23.7%	23.3%
Buhrmann excluding Paper Merchanting	26.9%	26.1%	26.7%	26.1%
Paper Merchanting	—	15.6%	—	15.8%
Buhrmann	26.9%	22.8%	26.7%	22.8%

OPERATING RESULT (EBITAE/EBIT)

in millions of euro

	3rd quarter		January - September
	2004	2003	2004	2003

Office Products North America	42.2	37.8	129.4	120.3
Office Products Europe / Australia	13.5	9.4	40.2	29.6
Graphic Systems	(2.7)	(2.5)	(5.2)	(13.1)

Holdings	(4.1)	(5.2)	(14.4)	(16.4)

Buhrmann excluding Paper Merchanting	48.9	39.6	150.1	120.4
Paper Merchanting	—	12.9	—	40.1
EBITAE	48.9	52.6	150.1	160.5
Exceptionals	—	0.6	—	56.5
Goodwill	(11.6)	(12.9)	(34.1)	(39.0)

EBIT	37.3	40.1	116.0	177.9

ROS-% (EBITAE / EBITE as a % of net sales)

excluding exceptional results

	3rd quarter		January - September
	2004	2003	2004	2003

Office Products North America	4.7%	4.0%	4.7%	4.0%
Office Products Europe / Australia	3.7%	2.6%	3.6%	2.7%
Graphic Systems	(3.2)%	(2.7)%	(1.9)%	(5.1)%
Holding EBITA as a % of Buhrmann’s total net sales	—	—	—	—
Buhrmann excluding Paper Merchanting	3.6%	2.8%	3.6%	2.8%
Paper Merchanting	—	2.0%	—	2.0%
Buhrmann before amortisation of goodwill (EBITAE)	3.6%	2.6%	3.6%	2.5%
Buhrmann after amortisation of goodwill (EBITE)	2.8%	1.9%	2.8%	1.9%

OFFICE PRODUCTS NORTH AMERICA

in millions of dollar

	3rd quarter			January - September
	2004	2003	change	2004	2003	change

Net Sales	1,098.8	1,074.9	2.2%	3,343.4	3,303.2	1.2%
Added value	296.1	280.3	5.6%	886.8	860.8	3.0%
Operating result excluding exceptionals (EBITAE)	51.6	42.6	21.1%	158.7	133.6	18.7%
Average capital employed, excluding goodwill	684.5	722.1		684.5	722.1

AVERAGE CAPITAL EMPLOYED

in millions of euro

	3rd quarter		January - September
	2004	2003	2004	2003

Office Products North America	562.3	637.6	579.5	697.8
Office Products Europe / Australia	173.9	187.5	179.2	193.8
Graphic Systems	116.9	126.6	123.6	129.7
Other activities and holdings	4.4	20.2	3.5	21.9
Buhrmann excluding Paper Merchanting	857.5	971.9	885.8	1,043.3
Paper Merchanting	—	602.9	—	611.3
Buhrmann, excluding goodwill	857.5	1,574.8	885.8	1,654.5
Goodwill	1,387.8	1,682.6	1,403.2	1,708.6
Buhrmann, including goodwill	2,245.2	3,257.4	2,289.1	3,363.2

ROCE in %

	3rd quarter		January - September
	2004	2003	2004	2003

Office Products North America	30.0%	23.7%	29.8%	23.0%
Office Products Europe / Australia	31.1%	20.2%	29.9%	20.4%
Graphic Systems	(9.3)%	(7.7)%	(5.6)%	(13.4)%
Buhrmann excluding Paper Merchanting	22.8%	16.3%	22.6%	15.4%
Paper Merchanting	—	8.6%	—	8.7%
Buhrmann, excluding goodwill and exceptionals	22.8%	13.3%	22.6%	12.9%
Buhrmann, including goodwill and exceptionals	6.7%	4.9%	6.8%	7.1%

ORGANIC GROWTH OF SALES

	3rd quarter		January - September
	2004	2003	2004	2003

Office Products North America	3%	(9)%	2%	(5)%
Office Products Europe / Australia	(1)%	(4)%	(2)%	(4)%
Graphic Systems	(7)%	(12)%	3%	(16)%
Buhrmann excluding Paper Merchanting	1%	(8)%	1%	(5)%
Paper Merchanting	—	(7)%	—	(7)%
Buhrmann	1%	(8)%	1%	(6)%

NUMBER OF EMPLOYEES

	30 September		31 December
	2004	2003	2003

Office Products North America	10,423	11,065	10,775
Office Products Europe / Australia	5,987	5,926	5,873
Graphic Systems	1,054	1,125	1,114
Holdings	70	73	70
Buhrmann excluding Paper Merchanting	17,534	18,189	17,832
Paper Merchanting	—	5,142	—
Buhrmann	17,534	23,330	17,832

CONSOLIDATED PROFIT AND LOSS ACCOUNT

in millions of euros

	2004 Q3	Q2	Q1	2003 Q4	Q3	Q2	Q1	2002 Q4	Q3

Net sales	1,348.4	1,421.6	1,348.2	1,710.0	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9

Cost of sales	(985.0)	(1,051.4)	(981.5)	(1,298.2)	(1,584.7)	(1,658.8)	(1,651.5)	(1,884.4)	(1,880.4)

Exceptional cost of sales	—	—	—	(4.8)	—	—	—	—	—
Added value	363.3	370.2	366.8	407.0	468.6	476.9	502.1	540.1	528.5

Operating costs	(293.8)	(299.1)	(295.1)	(322.5)	(389.2)	(395.1)	(422.9)	(428.7)	(432.7)

Exceptional operating costs	—	—	—	(0.9)	0.6	—	55.9	0.1	—

EBITDA	69.6	71.1	71.7	83.7	80.0	81.7	135.1	111.4	95.8

Depreciation	(20.6)	(21.2)	(20.4)	(24.7)	(27.0)	(25.0)	(27.9)	(28.4)	(27.6)
EBITA	48.9	49.8	51.3	59.0	53.0	56.7	107.2	83.0	68.2

Amortisation of goodwill	(11.6)	(11.4)	(11.1)	(12.6)	(12.9)	(12.7)	(13.4)	(16.6)	(16.7)
Impairment of goodwill	—	—	—	(53.4)	—	—	—	(573.4)	—
Operating result (EBIT)	37.3	38.5	40.2	(7.0)	40.1	44.0	93.8	(507.0)	51.4

Net financing costs	(16.5)	(16.3)	(20.1)	(28.3)	(41.4)	(44.4)	(46.8)	(41.9)	(48.9)
Exceptional financing costs	(3.2)	(29.7)	—	(96.4)	—	—	—	—	—
Result on ordinary operations before tax	17.7	(7.6)	20.1	(131.8)	(1.3)	(0.4)	47.0	(548.8)	2.5

Taxes	1.1	6.9	(1.8)	(8.1)	(1.5)	(1.3)	2.7	1.9	(1.7)

Exceptional tax items	1.2	17.6	—	45.8	—	—	30.0	—	—

Other financial results	—	—	(0.1)	(0.1)	0.6	—	—	3.0	0.2

Exceptional other financial results	(0.6)	2.9	—	(109.6)	—	7.3	—	—	—

Minority interests	(4.1)	(4.5)	(3.6)	(3.6)	(4.0)	(3.7)	(2.1)	(2.7)	(3.3)
Exceptional minority interests	—	—	—	1.8	—	—	—	—	—

Net result on ordinary operations	15.3	15.3	14.5	(205.6)	(6.1)	1.9	77.7	(546.7)	(2.3)

Extraordinary result net	—	—	—	—	—	—	—	(74.3)	—
Net result	15.3	15.3	14.5	(205.6)	(6.1)	1.9	77.7	(621.0)	(2.3)

Net result on ordinary operations before amortisation of goodwill (Cash earnings)	26.9	26.7	25.7	(139.6)	6.8	14.6	91.0	43.3	14.4

RATIOS
Added value as a % of net sales	26.9%	26.0%	27.2%	24.1%	22.8%	22.3%	23.3%	22.3%	21.9%
EBITDAE as a % of net sales	5.2%	5.0%	5.3%	5.2%	3.9%	3.8%	3.7%	4.6%	4.0%
EBITAE as a % of net sales	3.6%	3.5%	3.8%	3.8%	2.6%	2.7%	2.4%	3.4%	2.8%
EBITE as a % of net sales	2.8%	2.7%	3.0%	3.0%	1.9%	2.1%	1.8%	2.7%	2.1%

FIGURES PER DIVISION

NET SALES

in millions of euros

	2004 Q3	Q2	Q1	2003 Q4	Q3	Q2	Q1	2002 Q4	Q3

Office Products North America	899.3	962.3	866.0	965.9	955.3	1,014.2	1,003.3	1,142.6	1,203.5

Office Products Europe / Australia	364.3	359.6	385.6	385.6	357.1	358.1	378.0	384.0	370.2

Graphic Systems	84.8	99.7	96.7	109.9	91.8	104.7	62.1	166.5	109.3

Buhrmann excluding Paper Merchanting	1,348.4	1,421.6	1,348.2	1,461.4	1,404.2	1,477.0	1,443.3	1,693.1	1,683.0

Paper Merchanting	—	—	—	248.7	649.1	658.6	710.3	731.4	725.9

Buhrmann	1,348.4	1,421.6	1,348.2	1,710.0	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9

OPERATING RESULT (EBITAE/EBIT)

in millions of euros

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Office Products North America	42.2	44.2	43.0	38.7	37.8	39.5	43.0	24.2	40.9

Office Products Europe / Australia	13.5	12.1	14.6	15.2	9.4	12.0	8.2	18.7	17.3

Graphic Systems	(2.7)	(1.9)	(0.6)	1.1	(2.5)	(1.7)	(8.9)	17.3	2.0

Holdings	(4.1)	(4.6)	(5.7)	0.6	(5.2)	(5.6)	(5.6)	0.3	(6.4)

Buhrmann excluding Paper Merchanting	48.9	49.8	51.3	55.6	39.6	44.2	36.6	60.5	53.8
Paper Merchanting	—	—	—	9.1	12.9	12.5	14.6	21.7	14.7

EBITAE	48.9	49.8	51.3	64.7	52.6	56.7	51.2	82.3	68.5

Exceptionals	—	—	—	(5.7)	0.6	—	55.9	0.1	—

Goodwill	(11.6)	(11.4)	(11.1)	(66.0)	(12.9)	(12.7)	(13.4)	(590.0)	(16.7)
EBIT	37.3	38.5	40.2	(7.0)	40.1	44.0	93.8	(507.0)	51.4

AVERAGE CAPITAL EMPLOYED
in millions of euros

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Office Products North America	562.3	564.3	598.5	621.1	637.6	680.1	767.6	839.2	870.1

Office Products Europe / Australia	173.9	176.3	186.3	183.3	187.5	186.8	202.2	212.3	212.5

Graphic Systems	116.9	127.2	128.0	117.4	126.6	131.1	132.8	120.5	120.7

Other activities and holdings	4.4	6.4	1.1	6.9	20.2	25.2	23.7	26.3	23.7

Buhrmann excluding Paper Merchanting	857.5	874.2	913.9	928.7	971.9	1,023.3	1,126.4	1,198.4	1,226.9
Paper Merchanting	—	—	—	203.9	602.9	602.4	622.0	670.9	689.6

Buhrmann, excluding goodwill	857.5	874.2	913.9	1,132.6	1,574.8	1,625.7	1,748.4	1,869.2	1,916.6

Goodwill	1,387.8	1,411.5	1,409.4	1,533.0	1,682.6	1,686.6	1,755.3	2,265.8	2,447.3

Buhrmann, including goodwill	2,245.2	2,285.7	2,323.3	2,665.6	3,257.4	3,312.3	3,503.7	4,135.0	4,363.9

ROCE (IN %)

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Office Products North America	30.0%	31.4%	28.7%	24.9%	23.7%	23.2%	22.4%	11.6%	18.8%
Office Products Europe / Australia	31.1%	27.4%	31.4%	33.1%	20.2%	25.7%	16.2%	35.2%	32.5%
Graphic Systems	(9.3)%	(5.9)%	(1.9)%	3.9%	(7.7)%	(5.2)%	(26.9)%	57.5%	6.5%
Buhrmann excluding Paper Merchanting	22.8%	22.8%	22.5%	23.9%	16.3%	17.3%	13.0%	20.2%	17.5%
Paper Merchanting	—	—	—	17.8%	8.6%	8.3%	9.4%	13.0%	8.6%
Buhrmann, excluding goodwill and exceptionals	22.8%	22.8%	22.5%	22.8%	13.3%	14.0%	11.7%	17.6%	14.3%
Buhrmann, including goodwill	6.7%	6.7%	6.9%	(1.1)%	4.9%	5.3%	10.7%	(49.0)%	4.7%

NET RESULT PER SHARE
FULLY DILUTED

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Per ordinary share in euros
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill and exceptional items	0,14	0,18	0,13	0,12	0,03	0,03	0,02	0,26	0,08

CONSOLIDATED CASH FLOW STATEMENT

In millions of euro

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

EBITDA	70	71	72	83	80	82	135	111	96

Additions to / (release of) provisions	2	—	1	(10)	5	1	4	5	—

Operating result on a cash basis	71	71	73	73	85	83	139	116	96

(Increase) / decrease in inventories	(16)	8	28	(26)	16	16	(6)	30	(16)

(Increase) / decrease in trade receivables	33	(55)	43	(45)	56	(23)	119	28	125

Increase / (decrease) in trade creditors	(42)	114	(158)	126	(74)	69	(164)	73	(120)

(Increase) / decrease in other receivables and liabilities	(2)	(23)	46	(39)	31	(17)	42	(36)	26
(Increase) / decrease in working capital	(28)	43	(41)	16	30	45	(9)	95	15

Financial payments	(14)	(26)	(24)	(22)	(41)	(40)	(36)	(49)	(46)
Other operational payments	(6)	(4)	(8)	(9)	(15)	(17)	(11)	(20)	(12)
Cash flow from operational activities	23	85	1	58	59	71	83	142	53

Investments in tangible fixed assets	(13)	(13)	(15)	(19)	(20)	(22)	(18)	(30)	(16)
Acquisitions, integration and divestments	(6)	(4)	(12)	622	(6)	8	(7)	(5)	(11)

Available cash flow	4	67	(27)	661	33	57	58	107	26

Cash flow from financing activities	(105)	(16)	(9)	(574)	(26)	(61)	(12)	(145)	60

Net cash flow	(101)	52	(36)	87	7	(4)	46	(38)	86

ORGANIC GROWTH OF SALES

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Office Products North America	3%	3%	2%	2%	(9)%	(4)%	1%	(3)%	3%
Office Products Europe / Australia	(1)%	(4)%	(2)%	0%	(4)%	(5)%	(4)%	(4)%	(5)%
Graphic Systems	(7)%	(5)%	27%	(24)%	(12)%	(13)%	(25)%	(10)%	(7)%
Buhrmann excluding Paper Merchanting	1%	1%	2%	(1)%	(8)%	(5)%	(2)%	(3)%	0%
Paper Merchanting	—	—	—	(4)%	(7)%	(8)%	(7)%	(5)%	(3)%
Buhrmann	1%	1%	2%	(2)%	(8)%	(6)%	(4)%	(4)%	0%

EXCHANGE RATES

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Euro versus US$, average rate	$1.22	$1.21	$1.25	$1.19	$1.12	$1.14	$1.07	$1.01	$0.99
Euro versus US$, end rate	$1.24	$1.22	$1.22	$1.26	$1.17	$1.14	$1.09	$1.05	$0.96

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: November 10, 2004